[CGSH LETTERHEAD]
April 27, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation
Amendment No. 2 to Registration Statement on Form S-4, Filed on
March 28, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
     On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 13, 2011 with respect to the Registration Statement.
     The Registrants have filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 3.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 2
          Management’s Discussion and Analysis of Financial Condition and Results of Operations
          Segment Results
          Revenues, page 61
1.	Please refer to our previous comment 5 in our letter dated February 23, 2011. We note your revised disclosure on page 61. However, the revised disclosure does not appear to be fully responsive to our prior comment. Please revise to include all of the disclosures as previously requested. Additionally, please revise to discuss the trends in the redefault rates on loans modified under MHA and HAMP and how those trends impact the estimate of your ability to collect incentive fees under those programs.
     Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on page 61 of the Prospectus, as follows:
     (c) Increase of $17.9 million due to higher fees earned from HAMP and from modification fees earned on non-HAMP modifications. As a high-touch servicer, we use modifications as a key loss mitigation tool. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. With this program, the servicer must forego any late fees and may not charge any other fees. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an incentive of up to $1,000. Initial redefault rates have been favorable, averaging 10% to 20%. The HAMP program has an expiration date of December 31, 2012 and is only eligible for first lien mortgages that were originated on or before January 1, 2009. For non-HAMP modifications, we generally do not waive late fees, and we charge a modification fee. These amounts are collected at the time of the modification.
     (d) Increase of $21.7 million from change in fair value on mortgage servicing rights which was recognized in servicing fee income. The fair value of our mortgage servicing rights is impacted by expected future cash flows from our MSRs considering prepayment estimates, portfolio characteristics, delinquencies, interest rates and other economic factors. Generally, the value of MSRs increases when interest rates increase and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors affecting the MSR value includes the estimated effects of loan modifications on expected cash flows. Such modifications tend to extend the expected life of the affected MSR and have the potential to produce additional revenue opportunities depending on the type of modification. However, given that the fair value of our MSRs is determined using assumptions that are consistent with what other major market participants use in valuing MSRs, the effects of loan modifications are not a significant component of the valuation as most market participants are not high touch servicers. In addition, the number of modifications executed varies with the d elinquencies and characteristics of the portfolio. Delinquent portfolios tend to have lower MSR

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 3
values compared to newly originated servicing rights. Modifications are an even smaller component of the value for newly originated servicing rights as the collateral is less credit sensitive.
Certain Relationships and Related Party Transactions, page 126
2.	Please file, as exhibits to your registration statement, the agreements relating to the transactions disclosed in the second and third paragraphs of this section.
Response:
     Based on the Staff’s comment, the Registrants have filed Exhibits 10.10 and 10.11 relating to the transactions disclosed in the second paragraph of the Certain Relationships and Related Party Transactions section.
     With respect to the transactions disclosed in the third paragraph of the Certain Relationships and Related Party Transactions section, the Registrants respectfully submit that the transactions described therein are extremely immaterial due to the fact that the sub-servicing fees generated from these transactions represented a tiny fraction of the consolidated revenue of the Company.
     For the years ended December 31, 2009 and December 31, 2010, the Company received $1.0 million and $0.6 million of sub-servicing fees, respectively, representing approximately 1.27% and 0.22% of its total consolidated revenues, respectively. The outstanding unpaid principal balance related to these transactions was $121.1 million as of December 31, 2010, representing 0.18% of the Company’s total consolidated unpaid principal balance.
Consolidated Financial Statements
Note 5. Mortgage Loans and Loans Held for Investment, page F-22
3.	Please revise your disclosures to include the newly consolidated mortgage loans subject to non-recourse debt in addition to your loans held for investment subject to non-recourse debt.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on page F-3 as follows:

Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	538,440	—
ABS nonrecourse debt (at fair value)	496,692	—
4.	Your disclosure on page F-10 indicates that you assess credit quality by segregating the loan portfolio by delinquency status, at a minimum. Please tell us how you considered ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 4
assess and monitor the risk and performance of the portfolio. Alternatively, please revise your disclosures to provide the information required by ASC 310-10-50-11B(c) and ASC 310-10-50-29.
Response:
     In response to the Staff’s comment, the Registrants note that the relevant disclosure on page F-10 for assessing credit quality by segregating the loan portfolio by delinquency status refers to a single pool of smaller balance homogenous residential mortgage loans that were transferred to a held for investment classification in a manner similar to ASC 310-30, Loan and Debt Securities Acquired with Deteriorated Credit Quality. In accordance with ASC 310-10-55-16(a)(2), the Registrants have based their principal determination of class of financing receivable under the model which these transferred mortgage loans were initially recorded (ie, in a manner similar to ASC 310-30). Further, the Registrants evaluated at what level these transferred loans are evaluated when assessing and monitoring the risk and performance of the portfolio. The Company confirms that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.
     The Registrants note that all of the mortgage loans held for investment, subject to nonrecourse debt — Legacy Assets, net, are residential mortgage loans located in the U.S.
5.	Please revise to provide all of the disclosures required by ASC 310-10-55-7.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on page F-24 as follows:
     The changes in the allowance for loan losses on mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net were as follows (in thousands):

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 5

	December 31, 2010
	Performing	Non-Performing	Total
Balance at the beginning of the period	$—	$—	$—
Provision for loan losses	829	2,469	3,298
Recoveries on loans previously charged-off	—	—	—
Charge-offs	—	—	—

Balance at the end of the period	$829	$2,469	$3,298

Ending balance: Collectively evaluated for impairment	$311,122	$101,276	$412,398

6.	Please revise to disclose whether you place individual loans on non-accrual or whether you estimate uncollectible interest using an interest reserve account. If you place individual loans on non-accrual, please revise to provide the disclosures required by ASC 310-10-50-6. If you use an interest and fee reserve account, please disclose the methodology used to estimate uncollectible interest.
Response:
     Based on the Staff’s comment, the Registrants have revised their disclosure on pages F-13 and F-14 as follows:
     Interest Income
     Interest income is recognized using the interest method. Revenue accruals for individual loans are suspended and accrued amounts reversed when the mortgage loan becomes contractually delinquent for 90 days or more. Delinquency payment status is based on the most recently received payment from the borrower. The accrual is resumed when the individual mortgage loan becomes less than 90 days contractually delinquent. For individual loans that have been modified, a period of six timely payments is required before the loan is returned to an accrual basis. Interest income also includes (1) interest earned on custodial cash deposits associated with the mortgage loans serviced and (2) deferred origination income, net of deferred origination costs and other revenues derived from the origination of mortgage loans, which is deferred and recognized over the life of a mortgage loan or recognized when the related loan is sold to a third-party purchaser. Effective October 1, 2009, in connection with Nationstar’s election to measure mortgage loans held for sale at fair value, Nationstar is no longer permitted to defer the loan origination fees, net of direct loan origination costs for such loans originated subsequent to the election date.
7.	We note that you reclassified certain amounts from your nonaccretable discount. We further note that you also recorded a provision for loan losses during the period. Please revise to disclose how you determined that an allowance for losses was

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 6
necessary for these loans given that you increased your estimate of collectible cash flows during the same period.
Response:
     Based on the Staff’s comment, the Registrants have revised their disclosure on page F-23 as follows:
          The changes in accretable yield on loans transferred to mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net were as follows (in thousands):

	December 31
	2010	2009
Balance at the beginning of the period	$22,040	$—
Additions	—	23,331
Accretion	(4,082)	(1,291)
Reclassifications from (to) nonaccretable discount	7,261	—
Disposals	—	—

Balance at the end of the period	$25,219	$22,040

     Nationstar will occasionally modify the terms of any outstanding mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net for loans that are either in default or in imminent default. Modifications often involve reduced payments by borrowers, modification of the original terms of the mortgage loans, forgiveness of debt and/or increased servicing advances. As a result of the volume of modification agreements entered into, the estimated average outstanding life in this pool of mortgage loans has been extended. Nationstar records interest income on the transferred loans on a level-yield method. To maintain a level-yield on these transferred loans over the estimated extended life, Nationstar reclassified approximately $7.3 million from nonaccretable difference. Furthermore, the Company considers the decrease in principal, interest, and other cash flows expected to be collected arising from the transferred loans as an impairment, and Nationstar recorded a $3.3 million provision for loan losses on the transferred loans to reflect this impairment.
          Note 11. Repurchase Reserves, page F-32
8.	Please refer to our previous comment 16 in our letter dated February 23, 2011. We note that the additions to your repurchase reserves totaled approximately 47% of your net loss during 2010. Therefore, this estimate appears to materially impact your financial results. Considering the foregoing, please revise to disclose the following, as previously requested:
a.	We note your revised disclosure that the representations and warranties are typically in place for the life of the loan. Please disclose what the average life of these mortgage loans are estimated to be. Disclose how you consider the estimated life of the loans and discuss the trends in repurchase requests during the life of the loan.

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 7
Disclose the years in which the loans subject to the repurchase requirements were originated.

b.	Considering the materiality of the additions to your repurchase reserves to your net loss, please revise to disclose the discussion provided in response to part d of our previous comment, either in your financial statements, or Management’s Discussion and Analysis, as appropriate.

c.	Please revise Management’s Discussion and Analysis to further discuss, in detail, the items and trends considered when determining the appropriate level of additions to your repurchase reserves. For example, you made material additions to the reserves during 2010 but the actual amount of charge-offs to the reserves remained relatively consistent with prior periods. Please discuss any trends occurring that are reflected in the additions to the reserves in the current period but not yet reflected in the charge-offs to the reserve.
Response:
     Based on the Staff’s comment, the Registrants have revised their disclosure on pages 71 and 72 as follows:
     Included in our payables and accrued liabilities caption on our balance sheet is our reserve for repurchases and indemnifications amounting to $7.3 million and $3.6 million at December 31, 2010 and 2009, respectively. This liability represents our (i) estimate of losses to be incurred on the repurchase of certain loans that we previously sold and (ii) an estimate of losses to be incurred for indemnification of losses incurred by purchasers or insurers with respect to loans that we sold . Certain sale contracts include provisions requiring us to repurchase a loan or indemnify the purchaser or insurer for losses if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet certain customary representations and warranties. These representations and warranties are made to the loan purchasers or insurers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. Although the representations and warranties are in place for the life of the loan, we believe that most repurchase requests occur within the first five years of the loan. In the event of a breach of the representations and warranties, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that we refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. We record a provision for estimated repurchases, loss indemnification and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale.
     During 2010, the reserve for repurchases and indemnifications increased by approximately $3.7 million. This increase was principally due to the significant increase in loan

Michael Seaman, Esq.
Securities and Exchange Commission,
p. 8
sales during 2010 over the 2009 period. Secondarily, the reserve was increased based on outstanding claims received. Since 2008, we have completed the repurchase process on approximately sixty loans. Of this number, fifteen were repurchased and one represented a make whole (i.e. indemnification of investor). Of the remaining requests thirty four were rescinded and ten were refinanced with minimal loss to us. We have observed an increase in repurchase requests in each of the last two years. We believe that because of the increase in our originations during 2009 and 2010, we expect that repurchase requests are likely to increase. Should home values continue to decrease, our realized losses from loan repurchases and indemnifications may increase as well. As such, our reserve for repurchases may be required to increase beyond our current expectations. While the ultimate amount of repurchases and premium recapture is an estimate, we consider the liability to be adequate at each balance sheet date.
* * *
     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC